As Filed with the Securities and Exchange Commission on April 19, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

APPLIED DIGITAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

MISSOURI	43-1641533
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Scott R. Silverman
Chairman, Chief Executive Officer and Acting President
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8000
Fax: (561) 805-8001
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:
Harvey Goldman, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131-5441
Phone: (305) 789-7506
Fax: (305) 349-2238

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(4)
Common Stock, $.01 par value	865,721 shares(2) (3)	$2.71	$2,346,104	$251.03

(1)
The fee has been paid and is on account. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed offering price and registration fee were calculated on the basis of the average of the high and low trading prices for the common stock on April 17, 2006, as reported on the Nasdaq SmallCap Market.

(2)
Includes up to 454,545 shares to be issued under a share exchange agreement, 350,865 shares issued under the terms of an agreement for sale of share capital, and 60,311 shares issued in connection with a legal settlement.

(3)
Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(4)	Calculated pursuant to 457(c) of the rules and regulations under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 19, 2006

APPLIED DIGITAL SOLUTIONS, INC.

865,721
Shares of
Common Stock

This prospectus relates to the resales of up to 865,721 shares of our common stock, par value $.01 per share, of which (i) up to 454,545 shares will be issued to certain selling shareholders in connection with a share exchange agreement dated April 12, 2006, (ii) 350,865 shares were issued to certain selling shareholders under the terms of an agreement for purchase and sale of share capital dated June 8, 1998, and (iii) 60,311 shares were issued and are currently being held in escrow in connection with a legal settlement agreement. Each of these agreements is more fully described in this prospectus on page 20. As this prospectus relates to the resale of shares of our common stock, we are not offering these shares for cash, and accordingly, we will not receive any of the proceeds from the resales of our common stock. Resales of the shares of our common stock may occur at various times by the selling shareholders listed in this prospectus. See “Selling Shareholders” beginning on page 20.

Our shares of common stock are listed on the Nasdaq SmallCap Market, also referred to as the SmallCap, under the symbol “ADSX.” On April 17, 2006, the last reported sale price of our common stock was $2.68 per share.

Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 12 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April __, 2006.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 12 and the consolidated financial statements and the notes to those financial statements incorporated in this prospectus by reference to Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2005 before making an investment decision. Unless the context otherwise requires in this prospectus, the terms “we,” “us” and “our” refer to Applied Digital Solutions, Inc. and its subsidiaries.

This prospectus includes one or more non-GAAP financial measures within the meaning of Regulation G. With respect to each non-GAAP financial measure, we have disclosed the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure. The non-GAAP financial measures were presented in the prospectus because our management believes that the non-GAAP financial results are meaningful to investors because they provide a consistent comparison of prior period results.

APPLIED DIGITAL SOLUTIONS, INC.
Our Business

Applied Digital Solutions, Inc. and its subsidiaries (either wholly or majority-owned) currently engage in the following principal business activities:

•
Developing, marketing and selling radio frequency identification systems, referred to as RFID systems, used to identify, locate and protect people and their assets for use in a variety of healthcare, security, financial and identification applications;

•
marketing visual identification tags and implantable RFID microchips, primarily for identification, tracking and location of pets, livestock and other animals, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock (e.g., cattle) applications;

•	developing and marketing global position systems, or GPS, enabled products used for location tracking and message monitoring of vehicles, pilots and aircraft in remote locations;
•	marketing secure voice, data and video telecommunications networks, primarily to several agencies of the U.S. government;
•	developing and marketing call center and customer relationship management software and services; and
•	marketing information technology, or IT, hardware and services.

As of December 31, 2005, our business operations consisted of the operations of four wholly-owned subsidiaries, which we collectively refer to as the Advanced Technology segment, one wholly-owned subsidiary, VeriChip Corporation, and two majority-owned subsidiaries, Digital Angel Corporation (AMEX:DOC) and InfoTech USA, Inc. (OTC:IFTH). As of December 31, 2005, we owned approximately 55.4% of Digital Angel Corporation and approximately 52.5% of InfoTech USA, Inc. Advanced Technology, VeriChip Corporation, referred to as VeriChip, Digital Angel Corporation, referred to as Digital Angel, and InfoTech USA, Inc., referred to as InfoTech, comprise our four operating segments.

The tables below provide a percentage breakdown of the significant sources of our consolidated revenues and gross profits over the past three fiscal years and, as such, make evident certain trends in the composition of such revenues and gross profits:

Sources of Revenue:
	2005	2004	2003

RFID-enabled products and vibration monitors for use in a variety of healthcare, security, financial and identification applications from our VeriChip segment	14.0%	0.2%	0.6%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel segment	31.6%	23.1%	25.8%

GPS enabled tracking and message monitoring, search and rescue beacons, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel segment	18.4%	18.2%	11.1%

Sales of voice, data and video telecommunications networks to government agencies from our Advanced Technology segment	15.1%	37.0%	39.9%

Sales of IT hardware and services from our InfoTech segment	14.6%	16.1%	15.5%

Other products and services	6.3%	5.4%	7.1%
Total	100.0%	100.0%	100.0%

Sources of Gross Profit:
	2005	2004	2003

RFID-enabled products and vibration monitors for use in a variety of healthcare, security, financial and identification applications from our VeriChip segment	21.0%	0.4%	1.2%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel segment	32.6%	30.8%	34.7%

GPS enabled tracking and message monitoring, search and rescue beacons, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel segment	24.3%	30.4%	17.5%

Sales of voice, data and video telecommunications networks to government agencies from our Advanced Technology segment	9.6%	18.8%	25.0%

Sales of IT hardware and services from our InfoTech segment	6.7%	9.9%	8.9%

Other products and services	5.8%	9.7%	12.7%
Total	100.0%	100.0%	100.0%

(Loss) income from continuing operations before taxes, minority interest, gain (loss) attributable to capital transactions of subsidiary and equity in loss of affiliate from each of our segments during the years ended December 31, 2005, 2004 and 2003 was as follows (we evaluate performance based on stand-alone segment operating income as presented below):

	Year Ended December 31,
	2005	2004	2003
(Loss) income from continuing operations before taxes,
minority interest and gain (loss) attributable to capital
transactions of subsidiary by segment:	(in thousands)

VeriChip	$(3,817)	$(1,687)	$(1,194)
Digital Angel	(9,342)	(2,391)	(6,274)
Advanced Technology	297	670	734
InfoTech	(503)	(202)	(3,052)
“Corporate/Eliminations” (1)	(2,812)	(6,609)	20,094
Total	$(16,177)	$(10,219)	$10,308

The “Corporate/Eliminations” category includes all amounts given effect to in the consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities. “Corporate/Eliminations” also includes certain selling, general and administrative expense (reduction) and other income (expense) associated with companies sold or closed in 2001 and 2002, and interest expense (recovery) and other expenses associated with corporate activities and functions.

(1)   “Corporate/Eliminations” includes a gain on the forgiveness of debt of approximately $70.1 million in 2003. Excluding the effect of the gain on forgiveness of debt, the total loss from continuing operations before taxes, minority interest, gain (loss) attributable to capital transactions of subsidiary for 2003 was $59.8 million.

Revenue from each of our segments during 2005, 2004 and 2003 was as follows:

	Year Ended December 31,
Revenue:	2005	2004	2003
	(in thousands)

VeriChip	$15,868	$247	$545
Digital Angel	56,826	46,302	34,432
Advanced Technology	25,101	47,537	44,064
InfoTech	16,639	18,001	14,456
“Corporate/Eliminations”	(697)	(88)	(510)
Total	$113,737	$111,999	$92,987

Business Segments

VERICHIP SEGMENT

As of December 31, 2005, 2004 and 2003, revenue from our VeriChip segment was $15.9 million, $0.2 million and $0.5 million, respectively, and accounted for 14.0%, 0.2%, and 0.6%, respectively, of our total revenue.

VeriChip’s products, substantially all of which incorporate RFID technology, enable healthcare professionals to more effectively identify, locate and protect people and assets. These systems include patient identification, infant protection, wander prevention, asset location and identification systems as well as other systems. Our VeriChip segment operates in two divisions: Healthcare and Security and Industrial. The VeriMed patient identification, infant protection, wander prevention and asset location and identification systems are included in VeriChip’s Healthcare division. VeriGuard, HOUNDware, an asset management system, and its vibration monitoring systems are included in its Security and Industrial division. Each of these systems is more fully discussed below.

Sales of the Healthcare division’s products were $12.1 million and represented 76.2% of the total revenue from this division during 2005. There were no sales in 2004 and 2003. Sales of the Security and Industrial division’s products were $3.8 million, $0.2 million, and $0.5 million, respectively, and represented 23.8%, 100.0%, and 100.0% of this segment’s revenue during 2005, 2004 and 2003, respectively. Virtually all of this segment’s 2005 revenues resulted from the acquisitions of two companies, VeriChip Inc., or VCI, and Instantel Inc., or Instantel, during the first half of 2005. Through December 31, 2005, we have not recorded significant revenues from sales of our VeriMed patient identification and VeriGuard systems.

Our VeriMed Patient Identification System

Our VeriMed patient identification system provides physicians with rapid and accurate pertinent pre-approved patient data. The components of our system include:

•	the only FDA-cleared human implantable RFID microchip;

•	a hand-held scanner with a built in antenna; and

•	a secure database containing patient-approved information.

The implantable VeriChip is a passive RFID microchip, approximately the size of a grain of rice, that is inserted under the skin in a patient’s arm by the patient’s physician or other authorized healthcare professional. Each implantable VeriChip contains a unique identification number. The implantable VeriChip is read when it is scanned by our scanner. Our scanner then sends the identification number to a secure information database that contains the individual’s personal contact information, emergency contact information and primary care physician contact information. In addition, to enhance the quality of care that they would receive in an emergency, patients can store their personal healthcare information on our data base registry. Patients can also store this information on a third-party database registry, which generally can be easily integrated with our VeriMed patient identification system.

Our Infant Protection Systems

Our infant protection systems, which we market and sell under the Hugs and HALO names, are designed to help hospitals lower the risk of mother-baby mismatching and infant abductions. The Hugs system uses a proprietary bracelet containing an active RFID tag intended to go around the infant’s wrist or ankle. If the bracelet is cut, a signal is emitted to a reader. The HALO system uses a generic bracelet containing an active RFID tag incorporating our proprietary skin-sensing technology also intended to go around an infant’s wrist or ankle. If the skin-sensing tag is removed from the infant’s skin, a signal is emitted to a reader. In each case, a corresponding tag is placed on the mother to ensure proper matching of mother and child.

Our Wander Prevention Systems

Our wander prevention systems, which we market and sell under our RoamAlert and WatchMate names, are designed to prevent residents of long-term care facilities from wandering away from the facility or entering harmful or restricted areas. These systems consist of an active RFID bracelet, readers discretely positioned at points of exit along an identified perimeter and application software. Residents prone to wandering wear RFID bracelets approximately the size of a sports watch. The readers are similar to those used in our infant protection system. The wander prevention software can provide perimeter security. If a resident wearing a bracelet attempts to wander through a restricted door, the wander prevention systems may, among other things, activate a magnetic lock or sound an alarm at the nurse’s station.

Our Asset Location and Identification Systems

Assetrac

Our Assetrac system enables hospitals to efficiently identify, locate and protect medical equipment. Active RFID tags, affixed to hospital equipment, periodically transmit a beacon which includes a unique identification number. A signal is also emitted if the tag is removed from a piece of equipment. These signals are transmitted to readers which in turn send the signals to the server containing the VeriChip Auto ID platform. This software can continuously locate and track the tag as well as monitor equipment condition.

HOUNDware

Our HOUNDware asset management system is used by industrial companies to manage and track their mobile equipment and tools. HOUNDware is a turnkey system consisting of bar codes, passive RFID tags, durable scanners, wireless access points and management application software which includes a check-out and return system for mobile equipment and tools. The information relating to the equipment is maintained in the customer’s database enabling the company to monitor inventory, equipment maintenance status and job activity status.

VeriGuard

Our VeriGuard system uses both the implantable VeriChip and active RFID tags to identify individuals and permit access into restricted areas. In the case of active tags, users have the ability to identify and locate individuals in restricted areas, similar to Assetrac, using the same reader technology. Alternatively, in the case of a VeriGuard system using an implantable VeriChip, users can be identified by a scanner to provide access to restricted areas although individuals who have an implanted VeriChip cannot be tracked or located.

Blastmate and MiniMate

Our non-RFID vibration monitoring systems, BlastMate and MiniMate, which we acquired through the acquisition of Instantel, provide engineering, construction and mining professionals with an accurate and efficient means to monitor and document the effects of human-induced vibrations on neighboring structures in an area where blasting occurs. Government regulations relating to vibration monitoring require compliance with specified standards to limit the potential for damage to neighboring structures and to minimize human annoyance that may result from commercial blasting or heavy construction.

No single customer accounted for more than 10% of VeriChip’s revenues during the three years ended December 31, 2005.

DIGITAL ANGEL SEGMENT

As of December 31, 2005, 2004 and 2003, revenue from our Digital Angel segment was $56.8 million, $46.3 million, and $34.4 million, respectively, and accounted for 50.0%, 41.3%, and 36.9%, respectively, of our total revenue.

Our Digital Angel segment’s proprietary products provide security for companion pets, food chains, government/military assets and commercial assets worldwide. This segment’s principal products are:

•	visual ear tags for livestock;
•	electronic implantable microchips and RFID scanners for the companion pet, fish, livestock and wildlife industries, including our Home Again® and Bio-Thermo™ product brands;
•
GPS enabled search and rescue equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications, including our SARBE™ brand, which serve commercial and military markets;

•	GPS and geosynchronous satellite tracking systems, including tracking software systems for mapping and messaging associated with the security of high-value assets; and
•	intrinsically safe horn alarms for industrial use and other electronic components.

The description of Digital Angel’s principal products that follows is oriented to reflect Digital Angel’s organizational structure, which includes its Animal Applications and GPS and Radio Communications divisions. Sales of the Animal Applications division’s products were $36.0 million, $25.9 million and, $23.9 million, respectively, and represented 63.3%, 55.9%, and 69.6% of the total revenue from this segment during 2005, 2004 and 2003, respectively. Sales of the GPS and Radio Communications division’s products were $20.8 million, $20.4 million, and $10.5 million, respectively, and represented 36.7%, 44.1%, and 30.4% of this segment’s revenue during 2005, 2004 and 2003, respectively.

Animal Applications

The Animal Applications division develops, manufactures and markets radio, electronic and visual identification devices for the companion animal, fish and wildlife, and livestock markets worldwide.

The Animal Applications division’s RFID products consist of electronic microchips, scanners, and for some applications injection systems. We hold patents on our syringe-injectable microchip, which is encased in a glass or glass-like material capsule and incorporates an antenna and a microchip with a unique permanent identification code for the animal in which it is implanted. The microchip is typically injected under the skin using a hypodermic syringe, without requiring surgery. An associated scanner device uses radio frequency to interrogate the microchip and read the code.

The Animal Applications division’s pet identification system involves the insertion of a microchip with identifying information in the animal. Scanners at animal shelters, veterinary clinics and other locations can determine the animal’s owner and other information. Our recently introduced Bio-Thermo product, which provides accurate temperature readings of animals by simply passing an RFID handheld scanner over the animal or by having the animal walk through a portal scanner, is included in the Animal Applications division.

The Animal Applications division’s miniature electronic microchips are used for the tagging of fish, especially salmon, for identification in migratory studies and other purposes. The electronic microchips are accepted as a safe, reliable alternative to traditional identification methods because the fish can be identified without capturing or sacrificing the fish.

In addition to pursuing the market for permanent identification of companion animals and tracking microchips for fish, the Animal Applications division also produces visual and electronic identification products, principally for livestock producers. The tracking of cattle and hogs is crucial in order to provide security both for asset management and for disease control and food safety. Digital Angel has marketed visual identification products for livestock since the 1940s. Visual identification products typically include numbered ear tags. Electronic identification products for livestock are currently being utilized by livestock producers and as part of various pilot studies for the USDA’s and other state and governmental cattle identification programs. Currently, sales of visual products represent a substantial percentage of our sales to livestock producers.

GPS and Radio Communications

Digital Angel’s GPS and Radio Communications division engages in the design manufacture and support of GPS-enabled equipment. Applications for its products include location tracking and message monitoring of vehicles, aircraft and people in remote locations through systems that integrate GPS and geosynchronous satellite communications and GPS-enabled equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications serving commercial and military markets.

Technology development in this division includes the integration and miniaturization into marketable products of two technologies: wireless communications and position location technology (including GPS and other systems). It also includes high grade communication equipment leasing and complementary data systems that customers can use to monitor their assets and horn alarm manufacturing.

For the year ended December 31, 2005, Digital Angel had one customer, Schering Plough Animal Health, Inc., which accounted for 10% of its revenues. During 2004, our Digital Angel segment’s top two customers accounted for 12.5% and 10.2% of its revenues. During 2003, one customer accounted for 11.8% of the segment's revenues.

ADVANCED TECHNOLOGY SEGMENT

As of December 31, 2005, 2004 and 2003, revenue from this segment was $25.1 million, $47.5 million and $44.1 million, respectively, and accounted for 22.1%, 42.4% and, 47.4%, respectively, of our total revenue.

The principal products and services in the Advanced Technology segment are as follows:

•	secure voice, data and video telecommunications networks sold through Computer Equity Corporation’s wholly-owned subsidiary, Government Telecommunications, Inc., or GTI;
•	proprietary call center software sold through our wholly-owned subsidiary, Perimeter Acquisition Corp.; and
•	customer relationship management software and services sold through our wholly-owned subsidiary, Pacific Decision Sciences Corporation, or PDSC.

Secure Voice, Data and Video Telecommunications Networks

GTI is a telecommunications network integrator and a supplier of telephone systems, data networks, video, cable and wire infrastructure and wireless telecommunications products and services to various agencies of the federal government. GTI’s products include voice mail, Internet cabling, phones and telephone wiring and its key customers for 2005 were the Social Security Administration, the U.S. Department of Agriculture, the Veterans Administration and the Departments of Defense and Justice. Most of GTI’s revenue is earned through task orders under three contracts managed by the General Services Administration (“GSA”).

Call Center and Customer Relationship Management Software and Services

Perimeter Acquisition Corp., d/b/a Perimeter Technology, is a provider of our proprietary call center software and related services. Our software is designed to deliver a comprehensive suite of customer interaction tools consisting of automated call distribution management systems, referred to as ACDs, Internet provider ACDs, web contact solutions, soft phones and status displays. This software, sold under the brand name Net-VU Contract Manager, enables organizations to easily combine all types of customer interactions - phone, email, fax and web contact - resulting in superior service and more rapid alignment of customer contact technologies and business strategies.

PDSC’s “Flagship Service System” is a customer relationship management software application, which provides a complete solution to manage all aspects of customer service, including help desk, call handling and service dispatch, contracts management, service marketing, billing, inventory management and more.

Thermo Life

Thermo Life Energy Corp., our wholly-owned subsidiary, has developed and seeks to commercialize a miniaturized low power thermoelectric generator called Thermo Life. Thermo Life is intended to provide a miniaturized power source for low-powered devices such as micro sensor systems, ZigBee chipsets, wearable electronics, implantable medical devices, active RFID tags and numerous other applications.

Thermo Life converts heat to electrical energy through its thermopile couples using the thermopile principle (known also as the Seebeck effect). When both heat couple plates are thermally connected with a heat source and a heat sink, heat flows through thermopiles and is converted directly into electrical energy. It generates power by directly converting thermal energy into electrical energy when a temperature difference between two sources is 3-5 degrees. If and when an order is received, the manufacturing of Thermo Life will be original equipment manufacturing.

Approximately $17.2 million, or 68.4%, $41.4 million, or 87.3%, and $37.1 million, or 85.0%, of the Advanced Technology segment’s revenues for 2005, 2004 and 2003, respectively, were generated by Computer Equity Corporation. Approximately $5.6 million, or 22%, of the Advanced Technology segment’s revenues for 2005 were generated from sales of call center software. No other individual products or services provided more than 10.0% of the revenue for this segment during 2005, 2004 and 2003. Through December 31, 2005, the Company has not recorded any revenue from sales of its Thermo Life product.

Approximately 99% of Computer Equity Corporation’s revenues in each of the years ended December 31, 2005, 2004 and 2003 were generated through sales to various agencies of the U.S. federal government. No other sales to an individual customer amounted to 10% or more of this segment’s revenues in 2005, 2004 and 2003.

INFOTECH SEGMENT

The principal products and services in this segment are sales of computer hardware and computer services, which consist of information technology, or IT, consulting, installation, project management, design and deployment, computer network security and maintenance and other professional services. InfoTech also provides on-going system and networking maintenance services. InfoTech’s strategy is to provide a customer-oriented IT based business model aimed at addressing specific customer needs. InfoTech has further developed its deliverable IT products and services by adding new consulting and service offerings, and increasing the number of strategic alliances with outside technical services firms and manufacturers of high-end IT products.

The majority of InfoTech’s revenue during 2005, 2004 and 2003 was derived from sales of computer hardware, which provided approximately 89.6%, 82.5%, and 80.3% of InfoTech’s revenue in 2005, 2004 and 2003, respectively. No single IT service accounted for more than 10% of InfoTech’s total revenue during 2005, 2004 and 2003.

During 2005, InfoTech’s two major customers were Hackensack University Medical Center and GAF Materials Corporation, accounting for 29% and 21% of its revenues, respectively. During 2004, InfoTech’s two major customers were Hackensack University Medical Center and GAF Materials Corporation, accounting for 18% and 12% of its revenues, respectively. During 2003, three customers, GAF Material Corporation, Hackensack University Medical Center and Centenary College, accounted for 15%, 12% and 11% of InfoTech’s consolidated revenues, respectively.

Other Events

On December 29, 2005, VeriChip filed a registration statement to register shares of its common stock in an initial public offering. On April 7, 2006, VeriChip filed Amendment No. 1 to the registration statement. VeriChip intends to apply to have its common stock quoted on the Nasdaq National Market under the symbol “CHIP.” VeriChip intends to reserve for sale a percentage of the shares to be offered in the initial public offering to our shareholders through a directed share program. The number of shares to be offered and the price range for the offering have not yet been determined. Our plan is to retain a majority interest in and, therefore, to continue to consolidate the financial results of VeriChip. VeriChip’s registration statement has not yet become effective and the securities being offered may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

About Us

We were incorporated in Missouri on May 11, 1993. Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

THE OFFERING

Common stock offered by the selling shareholders	865,721 shares

Common stock outstanding after this offering	67,893,763 shares (1) as of April 18, 2006

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders listed in this prospectus under “Selling Shareholders” beginning on page 20.

Dividend policy
We have never paid cash dividends on our common stock. Currently, the provisions of a note purchase agreement with our lender prohibit the payment of any form of dividends with respect to our common stock.

Market price of common stock	The market price of shares of our common stock has ranged from a high of $3.98 to a low of $2.40 during the 12 months preceding the date of this prospectus.

Risk factors	See “Risk Factors” beginning on page 12, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq SmallCap Market symbol	ADSX

(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of April 18, 2006. As of that date, we had 67,439,218 shares of common stock outstanding, excluding (i) warrants to purchase up to 2,942,732 shares of our common stock which are currently exercisable at a weighted average exercise price of $3.91 per share, and (ii) stock options, 6,430,908 of which are currently exercisable at a weighted average exercise price of $4.29 per share.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

We have a history of operating losses and negative cash flows and we may not become profitable in the future, which could ultimately result in our inability to continue operations in the normal course of business.

Historically, we have incurred losses and have not generated positive cash flows from operations. We incurred a consolidated loss from continuing operations of $10.3 million and $18.8 million in 2005 and 2004, respectively. Excluding a gain on the extinguishment of debt of approximately $70.1 million recorded on June 30, 2003, we incurred a consolidated loss from continuing operations in 2003 of $64.1 million. Our consolidated operating activities used cash of $11.4 million, $13.9 million and $11.4 million during 2005, 2004 and 2003, respectively. During these periods, we have funded our operating cash requirements, as well as our capital needs, with the proceeds from investing and/or financing activities.

As of December 31, 2005, our consolidated cash and cash equivalents totaled $22.4 million. We believe that we currently have sufficient funds to operate our business over the next twelve months. However, our goal is to achieve profitability and to generate positive cash flows from operations. Our profitability and cash flows from operations depend on many factors, including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. If, in the future, we are not successful in managing these factors and achieving our goal of profitability and positive cash flows from operations, we may not have sufficient funds to operate our business, which could ultimately result in our inability to continue operations in the normal course.

Our stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, our shareholders may be unable to resell their shares at or above the price at which they acquired them.

Since January 1, 2003, the price per share of our common stock has ranged from a high of $8.55 to a low of $1.80. The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined in the past, in part, due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. This is even more of an issue as we increase our focus on developing and marketing new, unproven products for which there is considerable resistance, as a matter of privacy and other concerns. Declines in the market price of our common stock could affect our access to capital, which may, in the future, impact our ability to continue as a going concern. In addition, declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of any such declines, shareholders may be unable to resell their shares at or above the price at which they acquired them.

We have effected or entered into (and will likely continue to effect or enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock (or securities convertible into or exchangeable for such shares) and, as a result, the value of our common stock may be further diluted.

We have effected and entered into (and will likely continue to effect and enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock or securities convertible into or exchangeable for such shares. These share issuances may be dilutive to the value of our common stock and may result in a decrease in the market price of our common stock.

Our intellectual property rights or patent rights might not provide protection and might be invalid or unenforceable, and we may be enjoined by third parties who have rights to the intellectual property.

The implantable VeriChip used in our VeriMed patient identification system and our VeriGuard and VeriTrace systems uses a technology related to a patent owned by Digital Angel. This patent will expire on May 18, 2010. However, the exclusive rights to use the patented technology in applications involving the identification of human beings were licensed to other parties by a predecessor of Digital Angel in 1994. VeriChip’s use of this technology could be enjoined based on the claim that the sale and use of our products conflicts with the scope of the exclusive license previously granted to others for the use of the technology for the identification of human beings. Furthermore, because these previously granted rights to use the patented technology were freely assignable, we do not know which parties currently hold those rights. Based on the 1994 license, we do not have the right to exclude third parties from making or selling products that use the patented technology in applications involving the identification of human beings, and VeriChip’s licensing rights under the agreement with Digital Angel conflict with and are rendered inoperative by such previously granted rights.

Thus, while the implantable VeriChip technology is supplied to VeriChip by Digital Angel and while we have openly marketed the technology since December 2001, our right to use the patent could be challenged, invalidated or held unenforceable based on the claim that the sale and use of our products conflict with the scope of the license for the identification of human beings. Our ability to successfully commercialize products incorporating the implantable VeriChip will depend in part on any other third parties’, including prior licensees’, not successfully obtaining an injunction against us, Digital Angel or our suppliers or otherwise requiring us to pay additional royalties for the remaining life of the patent. In addition, it is possible that the claims issued for this patent and our other patents may not be sufficiently broad to protect the systems that we intend to protect with our patents, and may not provide protection against competitive products or otherwise be commercially valuable. In addition, others may be able to design around these patents or develop similar products or other intellectual property that are not within the scope of our patents. Costly and time-consuming litigation could be necessary to establish the scope of the rights we may have under the patent, and we may not be successful in securing any rights under the patent for the secure identification of human beings.

If infringement claims and litigation are brought against us, we cannot be certain that we have the financial resources and substantive arguments to defend ourselves against such claims and litigation. If claims of infringement are successful, then, among other things, we may (a) have to pay damages and other sums, which may be substantial (b) stop manufacturing the product covered by the patent at issue, (c) attempt the costly process of reengineering, which may or may not be successful, and (d) pay sums to license the product we are marketing, and cease such marketing if we cannot get a license. Even if we are not prevented from selling a product, the burden, negative publicity, expense and time delay could have a material adverse effect on us.

We have issued and outstanding a significant number of derivative securities (e.g., options and warrants) and the conversion or exercise of such securities may adversely affect the market price of our common stock.

As of April 18, 2006, there were outstanding warrants and options to acquire up to 9.4 million additional shares of our common stock, and we had 0.6 million additional shares of our common stock available to be issued in the future under our Employee Stock Purchase Plan. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise may have a dilutive effect on our common stock and may result in a decrease in the market price of our common stock.

We rely heavily on revenues derived from sales to various governmental agencies, and the loss of, or a significant reduction in, orders from government agencies could result in significant losses and deficits in cash flows from operations.

Approximately 99% of our revenue from sales of voice, data and video telecommunications networks for the years 2005, 2004 and 2003, respectively, were generated through sales to various agencies of the U.S. government. In addition, Digital Angel’s principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Digital Angel’s GPS and Radio Communications division is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. Under certain contracts, a government agency is permitted to terminate its contract for convenience, including in cases when funds are no longer appropriated. In January 2005, the USPS terminated for convenience the mail processing infrastructure contract that accounted for 52%, or $21.5 million, and 16%, or $6.1 million of Computer Equity Corporation’s consolidated revenues in 2004 and 2003, respectively. Because we rely on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a drop-off in revenues and cash flows, and such drop-off may be significant and thereby have a material adverse effect on our financial condition and results of operations.

Our InfoTech segment relies heavily on revenues derived from two customers, and the loss of revenue from either of these customers could result in significant losses and deficits in cash flows from operations.

During 2005, two customers, Hackensack University Medical Center and GAF Material Corporation, accounted for 29% and 21% of our InfoTech segment’s revenue respectively. Additionally, GAF Materials Corporation and Hackensack University Medical Center comprised 33% and 25% of its accounts receivable as of December 31, 2005. The loss of either of these customers or the loss of significant orders from these customers or the inability of either of these customers to meet their financial obligations in a timely manner could have a material adverse effect on our results of operations or financial condition.

Less than 10% of InfoTech’s revenue is recurring revenue based on contracts or annual renewals. As a result, failure to receive orders from existing or new customers on a continuous basis in the future could have a material adverse effect on our results of operations or financial condition.

Over the past few years, we have made significant changes in the nature and scope of our businesses and have expanded into different product lines, including new, unproven technologies.

During the past few years, we have made significant changes in the nature and scope of our business operations and have expanded into different product lines, including new, unproven products such as VeriChip and Thermo Life. If we are not successful in implementing our business model and developing and marketing these products or if these products do not gain sufficient market acceptance, we may not be able to achieve or sustain profitable operations. In that case, the market price of our stock would likely decrease.

Consumer groups may not want us storing or using personally-identifiable data, such as patient medical information, which could jeopardize our business.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the public’s interest in our current or future products. In some cases, consumer groups and individual consumers have already begun to express concern over the storage and/or use of personally-identifiable patient information. Accordingly, privacy concerns of consumers may influence healthcare professionals to refrain from adopting our VeriMed patient identification system, which could in turn harm our prospects. Moreover, strong consumer attitudes may precipitate significant adverse opinions which may lead to new regulations. If we fail to successfully monitor and address the privacy concerns of consumers, our business and prospects would be harmed.

Interruptions to the patient information database may have a negative impact on our revenues, damage our reputation and expose us to litigation.

Reliable access to the patient information database is a key component of the functionality of our VeriMed patient identification system. Our ability to provide uninterrupted access to the patient information database operated by us or third parties we contract with will depend on the efficient and uninterrupted operation of the computer and communications systems involved. The patient information database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, we have experienced short periods of inaccessibility to the patient information database as a result of development work, system maintenance and power outages, While there were no reported problems by end users in those situations, any disruption of the database services, computer systems or communications networks, or those of third parties that we rely on, could result in the inability of users to access the patient information database for an indeterminate period of time which could cause us to lose the confidence of the healthcare community, lose revenue or face litigation. In addition, our business and reputation will be harmed if the healthcare community believes the patient information database is unreliable. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the database may not be fully redundant. The database system may still be vulnerable to disruptions in the event the building housing the computer system is destroyed, the computer server fails or the firewall software protecting the data fails. While we do not believe such disruptions would last more than a few hours, any disruptions to the patient information database could irreparably harm our business and prospects.

Modifications to the VeriChip may require additional FDA clearance, and a failure or delay in obtaining such clearance may affect our ability to introduce new or enhanced products in a timely manner.

The implantable VeriChip is a medical device with respect to its medical or healthcare-related applications and is subject to the FDA’s jurisdiction. The FDA clearance for the implantable VeriChip limits its use in medical applications by allowing the microchip to only include an identification number. Any additional information, including patient information, must reside in a database contained outside the microchip. Any modification to an FDA-cleared device, such as VeriChip, that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require new FDA clearance or approval. Accordingly, if we develop a new or modified VeriChip system that contains more than an identification number, we may be required to seek additional FDA clearance. The process of obtaining FDA clearance is often costly and time-consuming. We may not be able to obtain additional FDA clearance for any such new systems or modifications in a timely fashion, or at all. A failure or delay in obtaining required future clearances would adversely affect our ability to introduce new or enhanced systems in a timely manner, which may constrain our future operations and operating results.

We rely on third parties to supply and manufacture most of our systems, making us vulnerable to supply disruption which could delay our product delivery to our customers.

We rely on third parties to supply and manufacture most of our active RFID systems. Our arrangements with these third party suppliers are contractual in nature. If these suppliers and manufacturers are unable to fulfill their commitments to us for any reason, including supply shortages, financial hardships, failure to follow our procedures or failure to comply with applicable regulations, we may not be able to fulfill orders from our customers. This will likely result in an increase in the costs to obtain our components and finished products from other third parties.

We rely solely on a production arrangement with Raytheon Corporation, certain aspects of which are covered under a production agreement that expires in June, 2006, for the manufacture of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products. Raytheon utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. The termination, or any significant reduction, by Raytheon of the assembly of our microchips or a material increase in the price charged by Raytheon for the assembly of our microchips upon the renewal of our production agreement could have an adverse effect on our profitability and cash flows from operations. Moreover, if Raytheon does not renew our production agreement, or we are unable to come to acceptable terms under a new agreement with Raytheon, we cannot ensure that the assembly of our microchips from another source would be on comparable or acceptable terms.

In addition, even if we are successful in renewing our current production agreement with Raytheon, it may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon to meet our demand for microchips would require us to utilize an alternative production arrangement and remove our automated assembly production machinery from the Raytheon facility, which would be costly and could delay production. The failure to make such an alternative production arrangement could result in significant losses and decreases in our cash flows.

We may be subject to product liability claims from the use of our products that could result in costs or damages payable by us adversely affecting our business, financial condition, and results of operations.

Manufacturing, marketing, selling and testing our products entail a risk of product liability. We could be subject to product liability claims in the event our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of indemnification payments or insurance would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would have a material adverse effect on profitability and cash flows.

If we or our suppliers fail to comply with quality system regulations, our manufacturing operations could be delayed, and our VeriMed patient identification system sales could suffer.

Our manufacturing processes and those of our suppliers are required to comply with the FDA’s quality system regulation which cover the procedures and documentation of the design, testing, production, control, quality assurance, sterilization, labeling, packaging, storage and shipping of the VeriMed patient identification system. We are also subject to similar state requirements. In addition, we must engage in extensive record keeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. If we fail a quality system inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse quality system inspection could result in, among other things, a shut-down of manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our systems and cause revenue to decline.

Our failure or alleged failure to comply with anti-kickback and false claims laws could result in civil or criminal sanctions that would harm our business.

We are or may become subject to various federal and state laws designed to address health care “fraud and abuse,” including anti-kickback laws and false claims laws in connection with our VeriChip segment operations. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federally funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payors other than federal healthcare programs.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the reporting of wholesale or estimated retail prices of, the reporting of Medicaid rebate information and other information affecting federal, state and third-party payment for, and the sale and marketing of our VeriMed patient information system will be, subject to scrutiny under these laws.

The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid). If we are found to have violated these laws, or are charged with violating them, our business, financial condition and results of operations and stock price could be materially and adversely affected because we may suffer fines or other penalties as a result of such violations and because our management team would be distracted.

The implantation of a VeriChip may be found to cause risks to a patient’s health that limit its use.

The implantation of a VeriChip may be found to cause risks to a patient’s health. Potential risks to a patient’s health that may be associated with the implantable VeriChip include adverse tissue reactions, migration of the implantable VeriChip under the skin and infection resulting from implantation. As more people are implanted with the implantable VeriChip, it is possible that these and other risks to health may manifest themselves. The observation of risks to a patient’s health associated with the implantation of the VeriChip could limit its use and adversely affect our business, financial condition or results of operations by reducing the revenue we would otherwise receive for sales of the implantable VeriChip.

Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of our services more difficult or expensive and could jeopardize our growth prospects.

Certain technologies that we currently, or may in the future, support are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the

Fair Credit Reporting Act, the Gramm-Leach Bliley Act, as well as various state laws and related regulations. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entities in which we are considered to be a “Business Associate” under HIPAA. As a Business Associate we are required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information we receive from covered entities. Our failure to protect health information received from customers could subject us to liability and adverse publicity and could harm our business and impair our ability to attract new customers.

In addition, certain governmental agencies, like the U.S. Department of Health and Human Services, and the Federal Trade Commission, or FTC, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. We are also subject to the laws of those foreign jurisdictions in which we operate, some of which currently have more protective privacy laws. If we fail to comply with applicable regulations in this area, our business and prospects could be harmed.

Certain regulatory approvals generally must be obtained from the governments of the countries in which our foreign distributors sell our systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially adversely affect our growth plans and the success of our business.

Failure to comply with recent and developing legislation regarding the concentration of hazardous materials in our systems could prevent us from selling our systems in various jurisdictions.

Some of our VeriChip and Digital Angel segments’ systems and components may be subject to European Union Directive 2002/95/EC. This directive limits or restricts the use of certain hazardous substances in electrical and electronic equipment. Some of our systems include substances that are covered by the directive. The directive requires compliance by July 1, 2006. We are currently evaluating our systems to determine whether and to what extent our systems will need to be modified to comply with the directive, but based on our review to date, we believe our systems and components will comply when required. Non-compliant systems could be barred from sale in the European Union. Other countries, including China, are considering similar legislation. We can not currently estimate the effect of such new legislation on our business or results of operations.

We are subject to government regulation and any action on the part of regulators could have a material adverse effect on our business.

Our electronic and visual identification devices for the companion animal, livestock and wildlife markets are subject to federal, state and local regulation in the U.S. and other countries, and we cannot predict the extent to which we may be affected by future legislative and other regulatory developments concerning our products and markets. We develop, assemble and market a broad line of RFID readers that are required to comply with the FCC Part 15 Regulations for Electromagnetic Emissions. Our products also are subject to compliance with foreign government agency requirements. Our contracts with our distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell our products. However, any such approval may be subject to significant delays. Any actions by regulatory agencies could materially adversely affect our ability to sell our products, which would reduce our revenue and cash flows.

Our consolidated revenues and cash position may decline if our majority-owned subsidiary, InfoTech, is unable to comply with its payment and other obligations under its credit facilities with Wells Fargo Business Credit, Inc. and IBM Credit LLC.

As of December 31, 2005, InfoTech was indebted to Wells Fargo and IBM Credit LLC in the aggregate amount of $0.9 million. Under the terms of the loan agreements, that indebtedness is scheduled to mature on June 29, 2007. InfoTech does not currently have the cash resources to repay the indebtedness outstanding when due. Accordingly, InfoTech may be required to obtain the funds necessary to repay these obligations either through refinancing, the issuance of additional InfoTech equity or debt securities, or the sale of its assets. InfoTech may be unable to obtain the funds needed to repay the obligations from any one or more of these other sources on favorable economic terms or at all.

To secure its debt payment obligations to Wells Fargo, InfoTech granted to Wells Fargo a security interest in and lien upon substantially all of its property and assets. Currently, InfoTech is in compliance with the covenants under the loan agreements, however, in the past, InfoTech has not met certain financial covenants and has had to obtain waivers from Well Fargo. In the event of any additional noncompliance, InfoTech will again seek to obtain a waiver, but no assurance can be given that any such additional waiver will be granted. The occurrence of an unwaived event of default under the credit facility would subject InfoTech to foreclosure by Wells Fargo on substantially all of its assets to the extent necessary to repay any amounts due.

A payment or other default under the credit facility could result in InfoTech’s inability to continue operations in the normal course, which would reduce our consolidated revenues and decrease our consolidated cash position.

We have substantial debt and debt service.

As of December 31, 2005, we had indebtedness under a non-convertible note to Satellite Senior Income Fund, LLC, of $12.0 million and, as a result, we incur significant interest expense. The note is payable in cash and has a term of 18 months. The note accrues interest at 12% per annum for the first nine months and then increases by 1% per month thereafter until its maturity date on June 28, 2007. The note contains certain mandatory redemption events, which include, among other things, non-payment of principal and interest, violation of covenants, and certain other expressly enumerated events. Additionally, we have granted Satellite a first priority security interest in substantially all of our assets, and we have pledged all of the issued and outstanding capital stock we own in VeriChip Corporation, InfoTech USA, Inc. and our other wholly-owned subsidiaries and a portion of the issued and outstanding stock we own in Digital Angel Corporation.

The degree to which we are leveraged could have important consequences, including the following:

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our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, and other purposes may be limited or financing may not be available on terms favorable to us or at all; and

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a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our debt, which reduces the funds that would otherwise be available to us for our operations and future business opportunities.

A default under the note could result in acceleration of our indebtedness and permit Satellite to foreclose on our assets.

Our results of operations may be adversely affected if we write-off goodwill and other intangible assets.

As of December 31, 2005, we had goodwill and other intangible assets of $107.8 million. On January 1, 2002, we adopted FAS 142, which requires that goodwill and certain intangibles no longer be amortized but instead tested for impairment at least annually by applying a fair value based test. In the fourth quarters of 2005, 2004 and 2003, we performed our annual impairment test for goodwill and certain other intangible assets using a fair value based approach, primarily discounted cash flows. Based on our evaluations, goodwill and other intangible assets were not impaired as of December 2004. However, during the fourth quarter of 2005, we recorded an impairment charge of approximately $7.1 million for goodwill and other intangible assets associated with our Digital Angel segment. During the fourth quarter of 2003, we recorded an impairment charge of approximately $2.2 for goodwill associated with our InfoTech segment and approximately $3.0 million for goodwill and other intangible assets associated with our discontinued operations. We assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would be required to write off the impaired portion of goodwill and our other intangible assets. Impairment charges could have a material adverse effect on our operating results and financial condition.

The sale of shares of common stock to third parties by our subsidiaries at prices below the per share carrying amount of our investment has given (and may, in the future, give) rise to losses in our consolidated statement of operations or our inability to consolidate their operations.

Digital Angel has issued shares of its common stock to third parties at prices per share lower than the per share carrying amount of our investment in Digital Angel, triggering losses in our consolidated statement of operations. Future stock issuances to third parties by Digital Angel, including upon the exercise of stock options and warrants, may give rise to further losses. Such losses would reduce our net income, perhaps significantly. In addition, such issuances give rise to a decrease in our ownership position. Further, if our equity interest in Digital Angel (55.4% at December 31. 2005) were, as a result of future issuance of Digital Angel shares, to drop below 50%, we may not be able to consolidate its operations in our financial statements. This would result in a significant reduction in our consolidated revenues and assets. In addition, issuances of common stock by VeriChip and InfoTech to third parties may give rise to gains and losses on the issuances of such shares and any such issuance will dilute our ownership percentage and may give rise to losses or result in our inability to consolidate their operations.

We face the risk that the value of our inventory may decline before it is sold or that our inventory may not be able to be sold at the anticipated prices.

On December 31, 2005, the book value of our inventory was $12.3 million as compared to a book value of $8.1 million as of December 31, 2004. VeriChip’s inventory was $2.0 million, Digital Angel’s inventory was $8.7 million, our Advance Technology segment’s inventory was $1.5 million, and InfoTech’s inventory was $0.1 million. Our inventory may decline in value as a result of technological obsolescence or a change in the product. During 2005, 2004 and 2003, we recorded approximately $0.6 million, $0.2 million and $0.4 million in inventory reserves, respectively. Our success depends in part on our ability to minimize the cost to purchase/produce inventory and turn that inventory rapidly through sales. The failure to turn such inventory may require us to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in our cash flows.

Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.

In 2005, our Digital Angel segment generated approximately 40% of its sales and incurred a portion of its expenses in currencies other than U.S. dollars. Our VeriChip segment incurs a significant portion of its payroll in Canadian dollars. To date we have not incurred material amounts of foreign currency gains or losses. However, to the extent that going forward we are unable to match revenues received in foreign currencies with costs paid in the same currency exchange rate fluctuations in any such currency could have an adverse effect on our financial results.

New accounting pronouncements may significantly impact our future results of operations and earnings per share.

In December 2004, the Financial Accounting Standards Board, or FASB, issued FAS 123R. This statement, which was effective beginning on January 1, 2006, will change how we account for share-based compensation, and may have a significant impact on our future results of operations and earnings per share. Through December 31, 2005, we accounted for share-based payments to employees and directors using the intrinsic value method. Under this method, we generally did not recognize any compensation related to stock option grants we issued under our stock option plans to our employees and directors.

Substantially all of our outstanding employee stock options were vested upon our adoption of FAS 123R on January 1, 2006, and, therefore, the initial adoption of FAS 123R did not have a material impact on our consolidated results of operations and earnings (loss) per share. However, going forward, as we grant more options, we expect that the impact may be material. Future changes in generally accepted accounting principles may also have a significant effect on our reported results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and some of the documents incorporated in this prospectus by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position, anticipated product offerings, and business strategy constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading “Risk Factors” and those which are discussed in our most recently filed Amendment No. 1 to our Annual Report on Form 10-K under the heading “Risk Factors” and elsewhere, which is incorporated by reference in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified by the cautionary statements set forth above and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission (“SEC”).

USE OF PROCEEDS

This prospectus relates to our common stock to be offered for sale for the account of certain selling shareholders named under the caption "Selling Shareholders" in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders.

SELLING SHAREHOLDERS

Share Exchange Agreement with the Former Shareholders of DSD-Holding A/S and its Wholly-Owned Subsidiaries Daploma International A/S and Digitag A/S.

On April 12, 2006, we entered into a share exchange agreement with the former shareholders of DSD-Holding A/S, or DSD, and its wholly owned-subsidiaries, Daploma International A/S and Digitag A/S, collectively referred to as the former shareholders of DSD. The exchange agreement was entered into in connection with a stock purchase agreement effective as of February 28, 2005 by and among Digital Angel and the former shareholders of DSD, whereby Digital Angel purchased DSD and its wholly-owned subsidiaries. The stock purchase agreement is more fully discussed below under the title “Digital Angel Purchase of DSD Holding A/S and Subsidiaries.”

Pursuant to paragraph 1.4.3 of the stock purchase agreement, Digital Angel has the right to pay one-half of the buyout purchase price, as defined in the agreement, in cash and the remainder in unregistered shares of Digital Angel’s common stock between the closing date of the stock purchase agreement and December 31, 2006. Based on further discussions between the parties, we and the former shareholders of DSD have agreed to exchange, per the terms of a share exchange agreement, registered shares of our common stock for the unregistered shares of Digital Angel’s common stock to be paid by Digital Angel to the former shareholders of DSD pursuant to the stock purchase agreement. Pursuant to the share exchange agreement, we have agreed to issue to the former shareholders $1.0 million in shares of our common stock in exchange for $1.0 million in shares of the Digital Angel common stock that the former shareholders of DSD will receive from Digital Angel in partial payment of the buyout. The number of shares of our common stock that will be exchanged will be determined based upon the average of the volume-weighted-average price of our common stock for the 2 trading days immediately preceding, and not including, the transaction closing date, subject to certain closing conditions. The number of shares of Digital Angel’s common stock that will be exchanged will be determined based upon the average of the volume-weighted-average price of Digital Angel’s common stock for the 10 trading days prior to the closing date of the share exchange agreement.

We agreed to the terms of the share exchange because we desire to maintain a controlling interest in Digital Angel. The former shareholders of DSD agreed to the terms of the share exchange because they desire to receive registered shares of our common stock rather than unregistered shares of Digital Angel’s common stock. Accordingly, the former shareholders of DSD are selling shareholders with respect to up to 454,545 shares of our common stock to be issued to them under the terms of the share exchange agreement upon the effectiveness of this registration statement (the number of shares registered for resale includes shares that may potentially be issued under the price protection provisions of the share exchange agreement).

Shares Issued to the Minority Owners of Signature Industries Ltd.

In June 1998, we entered into an agreement for purchase and sale of share capital of Signature Industries Limited, or Signature, with Mr. David Cairnie and Mr. Trevor Gage and certain other parties. (Subsequent to our acquisition of Signature, we contributed our ownership interest in Signature to Digital Angel.) Under the terms of the agreement, Messrs. Cairnie and Gage, and certain other parties, maintained minority interests in Signature, and were granted a right to require that we purchase their minority interests at an agreed upon price. The agreed price was equal to (a) a sum which consisted of (i) seven times the average of the operating profit for the relevant fiscal period ending before the submission of the notice required to effect the purchase, (ii) multiplied by a ratio, the numerator of which was the number of additional shares set out in the notice, and the denominator of which was the total number of issued and outstanding shares of Signature at the date of our acquisition of Signature or at the date of issuance of the notice, whichever was lower, which sum should be (b) minus any dividends paid to such minority owner which were treated as having been made out of any operating profits making up part of the price calculation. According to such terms, we are registering the resale of 283,803 and 67,067 shares of our common stock issued to Messrs. Cairnie and Gage, respectively.

Allied Management, Inc. and Bottle King

Effective January 18, 2006, we entered into a settlement agreement with Allied Management, Inc. and thirteen additional parties, referred to as Bottle King, and collectively referred to as the Plaintiffs, and Atlantic Systems, Inc. pursuant to which we agreed to (i) pay the Plaintiffs $35,000 in cash, (ii) issue a note to the Plaintiffs in the amount of $100,000 payable to the Plaintiffs within one year of the execution of the settlement agreement and accruing interest at the rate of 4% per annum, and (iii) issue shares of our common stock having a value of $155,000 to Allied Management Inc.  We have issued 60,311 shares of our common stock to Allied Management Inc. and such shares are being held in escrow until the final number of shares is determined. The actual number of shares will be determined based upon the average closing price of our common stock for the twenty consecutive business days ending the business day immediately prior to the effective date of this registration statement. Any excess shares currently being held in escrow will be returned to us. Since we failed to deliver the shares required to be issued in connection with the settlement on or before April 18, 2006, we are required to make payments in cash to Allied Management, Inc. in an amount equal to 25% of $155,000 for each 30 day period, or pro rata for any portion thereof following April 18, 2006. Such cash payments will be applied against the settlement amount per the terms of the agreement. The dispute between us and the Plaintiffs resulted from allegations related to certain software that one of our former subsidiaries, Atlantic Systems, Inc., sold to the Plaintiffs. We are registering the resale of up to 60,311 shares of our common stock issued in connection with this settlement.

We are registering these shares in order to permit the selling shareholders to offer the shares of our common stock for resale from time to time. The selling shareholders listed below have not had any material relationship with us within the past three years except as follows:

Digital Angel Purchase of DSD Holding A/S and Subsidiaries

On February 28, 2005, Digital Angel completed the acquisition of DSD and its wholly-owned subsidiaries, Daploma International A/S and Digitag A/S. Under the terms of the acquisition, Digital Angel Corporation purchased all of the outstanding capital stock of DSD in consideration for a purchase price of seven times DSD Holdings A/S's average annual EBITDA, as defined in the agreement, over the next three years less outstanding indebtedness at the end of the time period and less 30% of the total compensation paid to Lasse Nordfjeld, Chief Executive Officer of DSD Holdings A/S, pursuant to an employment agreement. Digital Angel made an initial payment of $3.5 million at closing.

Pursuant to the terms of a share exchange agreement dated February 25, 2005, we sold to Digital Angel 684,543 shares of our common stock. Under the terms of the share exchange agreement, we agreed to make a strategic investment in Digital Angel whereby we acquired an additional 644,140 shares of Digital Angel’s common stock. We agreed to the terms of the share exchange because we desire to maintain a controlling interest in Digital Angel. Per the terms of the share exchange agreement, the value of the common stock exchanged between us and Digital Angel was $3.5 million, which represented the initial partial payment due under an acquisition agreement as discussed in the paragraphs below.

The number of shares of Digital Angel’s and our common stock issued in the exchange was based upon the average of the volume-weighted-average price of Digital Angel Corporation’s and our common stock, respectively, for the ten trading days immediately preceding, and not including, the transaction closing date, which was $5.434 for Digital Angel’s common stock and $5.113 for our common stock. Digital Angel used our common stock that it received from us under the share exchange agreement as partial consideration for the acquisition of DSD Holdings A/S and its wholly-owned subsidiaries, Daploma International A/S and Digitag A/S, as DSD Holdings A/S’ selling shareholders desired to receive their consideration in shares of our common stock as opposed to Digital’s common stock.

Shares Issued to the Minority Owners of Signature Industries Limited

Messrs. Cairnie and Gage are employees of Signature, a majority-owned subsidiary of Digital Angel. They have received stock options exercisable into shares of our common stock and into shares of Digital Angel’s common stock in connection with their capacity as employees.

The following table lists the following information with respect to each of the selling shareholders: (i) the selling shareholders' name; (ii) the number of outstanding shares of common stock beneficially owned by the selling shareholders prior to this offering; (iii) the number of shares of common stock to be beneficially owned by the selling shareholders after the completion of this offering, assuming the sale of all of the shares of common stock offered by the selling shareholders; and (iv) the percentage of outstanding shares of common stock to be beneficially owned by the selling shareholders after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling shareholders and based on 67,439,218 shares of our common stock outstanding on April 18, 2006.

The selling shareholders may sell all, some or none of its shares in this offering. See “Plan of Distribution” below. To our knowledge, none of the selling shareholders are broker-dealers or an affiliate of a broker-dealer.

Selling Shareholders	Shares Owned Prior to the Offering	Number of Shares Offered Hereby	Shares Owned After the Offering
			Number	%
LANO Holding ApS	704,185	281,000 (1)	423,185	*
Torsten Nordfjeld	114,136	45,545 (2)	68,591	*
Vaekstfonden	64,131	25,591 (3)	38,540	*
Parfait ApS	256,636	102,409 (4)	154,227	*
David Cairnie	283,803	283,803 (5)	--	*
Trevor Gage	67,062	67,062 (6)	--	*
Allied Management, Inc.	60,311	60,311 (7)	--	*
Total	1,550,264	865,721	684,543	1.01
____________

* Represents less than 1% of our outstanding common shares.

(1)
Represents shares issued to the selling shareholder in connection with a share exchange agreement dated April 12, 2006, among the selling shareholder, us, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The instruments representing the shares will be legended to indicate that the issuance of such shares is restricted. Lasse Nordfjeld has sole voting and dispositive powers with respect to the shares.

(2)
Represents shares issued to the selling shareholder in connection with a share exchange agreement dated April 12, 2006, among the selling shareholder, us, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The instruments representing the shares will be legended to indicate that the issuance of such shares is restricted. Torsten Nordfjeld has sole voting and dispositive powers with respect to the shares.

(3)
Represents shares issued to the selling shareholder in connection with a share exchange agreement dated April 12, 2006, among the selling shareholder, us, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The instruments representing the shares will be legended to indicate that the issuance of such shares is restricted. Poul Bukbjerg and Merete Moeller share voting and dispositive powers with respect to the shares.

(4)
Represents shares issued to the selling shareholder in connection with a share exchange agreement April 12, 2006, among the selling shareholder, us, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The instruments representing the shares will be legended to indicate that the issuance of such shares is restricted. Bjarne Lehmann Weng has sole voting and dispositive powers with respect to the shares.

(5)
Represents shares issued to the selling shareholder in connection with an agreement for purchase and sale of share capital dated June 8, 1998, among the selling shareholder, us, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction document included a provision that the shares were restricted and subject to all transfer restrictions imposed by applicable federal and state securities laws. In addition, the instruments representing the shares were legended to indicate that they were restricted. Mr. David Cairnie has sole voting and dispositive powers with respect to the shares.

(6)
Represents shares issued to the selling shareholder in connection with an agreement for purchase and sale of share capital dated June 8, 1998, among the selling shareholder, us, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction document included a provision that the shares were restricted and subject to all transfer restrictions imposed by applicable federal and state securities laws. In addition, the instruments representing the shares were legended to indicate that they were restricted. Mr. Trevor Gage has sole voting and dispositive powers with respect to the shares.

(7)
Represents shares issued and currently being held in escrow in connection with a legal settlement agreement among the selling shareholder, us, and such other parties referenced therein, which transaction was exempt from registration pursuant to the Securities Act of 1933. The instruments representing the shares will be legended to indicate that the issuance of such shares is restricted. Mr. Kenneth Friedman, President of Allied Management, Inc. has sole voting and dispositive powers with respect to the shares.

To our knowledge, the preceding table represents the holdings by the selling shareholders. Information concerning the selling shareholders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling shareholders may offer all or some of the common stock that they hold, we can only give an estimate as to the amount of common stock that will be held by the selling shareholders upon the termination of this offering.  See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling shareholders or any of its pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales made after the date of this prospectus;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, also referred to as the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

The selling shareholders may from time to time pledge or grant a share interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus pursuant to Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling shareholders’ list to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling shareholders.

UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

LEGAL MATTERS

The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131, relying on the opinion of special Missouri counsel, Thompson Coburn LLP.

EXPERTS

The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Amendment No. 1 to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. for the year ended December 31, 2005, have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports which reports (1) express an unqualified opinion on the financial statements and financial statement schedule (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

Website Access to Information and Disclosure of Web Access to Company Reports

Our website address is: http://www.adsx.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

a)	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on April 6, 2006;

b)	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 15, 2006; and

c)
The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on May 5, 1995, including any amendments or reports filed for the purposes of updating the description of the common stock.

All documents subsequently filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A COPY OF THOSE FILINGS AT NO COST BY CONTACTING KAY LANGSFORD-LOVELAND, OUR VICE PRESIDENT - ADMINISTRATION, AT APPLIED DIGITAL

SOLUTIONS, INC., 1690 SOUTH CONGRESS AVENUE, SUITE 200, DELRAY BEACH, FLORIDA 33445, OR BY CALLING (561) 805-8000.

We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the Securities and Exchange Commission (“SEC”) registration fee, are estimates, payable by the Registrant in connection with the sale and distribution of the securities registered hereby**:

SEC Registration Fee	$251
Accounting Fees and Expenses	7,500*
Legal Fees and Expenses	7,500*
Miscellaneous Expenses	249*
Total	$15,500*

_____________

*	Estimated
**	The selling shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15. Indemnification of Directors and Officers

Sections 351.355(1) and (2) of The General and Business Corporation Law of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation’s articles of incorporation or an amendment thereto or by a shareholders-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act of 1934.

The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant’s request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16. Exhibits.

See Exhibit Index

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on April 19, 2006.

APPLIED DIGITAL SOLUTIONS, INC.
By:	/s/ SCOTT R. SILVERMAN
Scott R. Silverman, Chairman, CEO and Acting President

POWER OF ATTORNEY
The undersigned constitutes and appoints Evan C. McKeown as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place, and stead, in any and all capacities, to sign the Applied Digital Solutions, Inc. Registration Statement on Form S-3 and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOTT R. SILVERMAN (Scott R. Silverman)	Chairman of the Board of Directors, Chief Executive Officer and Acting President (Principal Executive Officer)	April 19, 2006
/s/ EVAN C. MCKEOWN (Evan C. McKeown)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 19, 2006
/s/ LORRAINE M. BREECE (Lorraine M. Breece)	Vice President and Chief Accounting Officer (Principal Accounting Officer)	April 19, 2006
/s/ J. MICHAEL NORRIS (J. Michael Norris)	Director	April 19, 2006
/s/ DANIEL E. PENNI (Daniel E. Penni)	Director	April 19, 2006
/s/ DENNIS G. RAWAN (Dennis G. Rawan)	Director	April 19, 2006
(Constance K. Weaver)	Director	April 19, 2006
/s/ MICHAEL S. ZARRIELLO (Michael S. Zarriello)	Director	April 19, 2006

EXHIBIT INDEX

Exhibit
Number                                                                                                              Description

3.1
Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated by reference to Exhibit 4.7 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-102165) filed with the Commission on April 14, 2003)

3.2
Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on August 26, 2003 (incorporated by reference to Exhibit 4.8 to the registrant’s Registration Statement on Form S-1 (File No. 333-108338) filed with the Commission on August 28, 2003)

3.3
Amendment of Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on March 19, 2004 (incorporated by reference to Exhibit 3.14 to the registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 5, 2004)

5.1	Opinion of Holland & Knight LLP*

23.1	Consent of Eisner LLP*

23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)
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* Filed herewith